ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 25, 2024

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Zenas BioPharma, Inc.

1000 Winter Street, North Building, Suite 1200

Waltham, MA 02451

Attention: Leon O. Moulder, Jr.

Chief Executive Officer

Phone: (857) 271-2954

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Zenas BioPharma, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***]”.

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Tyler Howes and Chris Edwards

Re:	Zenas BioPharma, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted June 26, 2024
CIK No. 0001953926

Ladies and Gentlemen:

On behalf of Zenas BioPharma, Inc. (the “Company”), we hereby submit this response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 24, 2024 regarding the above-referenced draft registration statement (the “Draft Registration Statement”).

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC. UNDER 17 C.F.R. §200.83

- 2 -	July 25, 2024

To assist your review, we have presented the text of the Staff’s comment in italics below and the Company’s response set forth in this letter is numbered to correspond to the numbered comment from the Staff’s letter. The response and information described below is based upon information provided to us by the Company and all terms used but not defined herein have the meanings assigned to such terms in the Draft Registration Statement.

Response dated July 16, 2024

Prospectus Summary

Our Pipeline, page 2

1.	Currently the progress arrow representing the INDIGO trial shows that the Phase 3 trial is more than halfway finished, but that patient enrollment is ongoing and has not yet been completed. Please explain why this represents an accurate depiction of the Phase 3 trial or alternatively, please revise to reduce the length of the progress arrow to accurately reflect the actual status of your pipeline candidate as of the latest practicable date.

Response to Comment 1: In response to the Staff’s comment, the Company respectfully advises the Staff that as of July 24, 2024, [***] patients have been enrolled in the INDIGO Trial, and, as disclosed in the Draft Registration Statement, the Company expects to enroll up to approximately 200 patients. The progress arrow representing the INDIGO Trial that is included in the Draft Registration Statement, consequently, accurately reflects the actual current status of the trial.

*****

Please do not hesitate to call me at (617) 235-4961 or Nicholas Roper at (617) 951-7116 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Thomas J. Danielski

cc.	Leon O. Moulder, Jr. (Zenas BioPharma, Inc.)
cc.	Joseph Farmer (Zenas BioPharma, Inc.)
cc.	Nicholas Roper (Ropes & Gray LLP)
cc.	Richard Segal (Cooley LLP)
cc.	Denny Won (Cooley LLP)

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC. UNDER 17 C.F.R. §200.83